PRESS RELEASE

TSX:  KGN

NYSE AMEX: KGN

KEEGAN PROVIDES ESAASE GOLD PROJECT UPDATE AND RESUMES DRILLING

Vancouver, BC, June 1, 2009 - Keegan Resources Inc. ("Keegan") is pleased to provide the following update on its flagship Esaase gold project.

Since, October 2006, Keegan has drilled 120,000 meters to date and released a 43-101 resource 2.025 M oz Au indicated averaging 1.5 g/t Au and 1.451 M oz Au inferred averaging 1.6 g/t Au using a 0.6 g/t Au cut-off.  The 43-101 report was completed by Coffey Mining Ltd. and is available at www.sedar.com.  Keegan, together with Coffey Mining, is also performing additional studies to examine the potential of screen fire assay to better estimate the deposit’s coarse gold content (see NR dated March 2, 2009).   Approximately 1400 samples have been selected to confirm the previous screen fire assay results, which identified a 28% increase in grade.  This much larger sample set will be sent for analysis shortly.

On the project development front, Lycopodium Engineering Pty. Ltd., a mining engineering firm based in Perth Australia, is currently performing metallurgical and other initial engineering studies at the Esaase Project using composite samples as well as four large diameter core holes.  Meteorological and stream flow monitoring are continuing as are community development projects. Knight and Piesold have also completed the field portion of a preliminary hydrological program.

On the exploration front, Keegan has resumed drilling on the Esaase project.  In addition to exploration and infill drilling Keegan plans to also drill holes for the purpose of obtaining geotechnical and hydrological data.

President and CEO Dan McCoy states: "Keegan is pleased to have advanced its Esaase project to a point where it is sufficiently financed to continue to aggressively advance project developments as well as continue to explore some of numerous untested targets.”

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

Forward Looking and other Cautionary Information

Neither the TSX Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.